UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 13, 2026

IB ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Nevada	001-41988	85-2946784
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1200 N Federal Highway, Suite 215

Boca Raton, FL 33432

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (214) 687-0020

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value US$0.0001 per share	IBAC	The Nasdaq Stock Market LLC
Rights, each entitling the holder to receive one-twentieth of one share of common stock	IBACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events

Joint Initiative Agreement and Joint Marketing Attachment

On March 13, 2026, GNQ Insilico Inc. (“GNQ”) entered into a Joint Initiative Agreement and Joint Marketing Attachment (together, the “Agreement”) with a Fortune 100 global technology company (the “Strategic Partner”) to collaborate on sales, marketing, development, and other alliance project activities aimed at advancing AI-driven drug discovery and precision medicine solutions.

Under the terms of the Agreement, GNQ and the Strategic Partner will jointly market combined solutions that integrate GNQ’s proprietary AI-powered platforms with the Strategic Partner’s consulting, cloud, and quantum computing capabilities. The collaboration has a global territory and an initial term of two years, with the option to extend by mutual written agreement. The Agreement establishes a non-exclusive framework under which the parties will develop joint business plans, identify and pursue qualified customer leads, and deliver combined solutions to customers across the healthcare and life sciences ecosystem.

Important Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between IB Acquisition and GNQ. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, IB Acquisition intends to file relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all IB Acquisition stockholders. IB Acquisition will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of IB Acquisition are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by IB Acquisition through the website maintained by the SEC at www.sec.gov.

The documents filed by IB Acquisition with the SEC also may be obtained free of charge upon written request to IB Acquisition Corp., 1200 N Federal Highway, Suite 215, Boca Raton, FL 33432 or via email at ecm@ibsgroup.net.

Participants in the Solicitation

IB Acquisition, GNQ and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from IB Acquisition’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of IB Acquisition’s securities are, or will be, contained in IB Acquisition’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of IB Acquisition, or GNQ, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed Transaction between IBAC and GNQ. Such forward-looking statements include, but are not limited to, statements regarding the closing of the Transaction and IBAC’s, GNQ’s, or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to assumptions, risks and uncertainties. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IBAC and GNQ. Many factors could cause actual future events to differ from the forward-looking statements in this Current Report on Form 8-K, including but not limited to, (i) the risk that the Transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the Transaction, including the approval by the stockholders of IBAC, the satisfaction of the minimum trust account amount following any redemptions by IBAC’s public stockholders and the receipt of certain governmental and regulatory approvals, (iii) risks related to the timing, outcome and scope of review by the SEC of the registration statement on Form S-4, (iv) the inability to complete the Bridge Financing or PIPE offering, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the outcome of any legal proceedings that may be instituted against IBAC and/or GNQ related to the business combination agreement, (vii) the ability to maintain the listing of IBAC’s stock on Nasdaq (or, if applicable, to list and maintain the listing of the combined entity on the NYSE), (viii) volatility in the price of IBAC’s securities, (ix) costs related to the Transaction and the failure to realize anticipated benefits of the Transaction, (x) the effect of the announcement or pendency of the Transaction on GNQ’s business relationships, operating results, performance and business generally, (xi) risks that the Transaction disrupts current plans and operations of GNQ, (xii) changes in the combined capital structure of IBAC and GNQ following the Transaction, (xiii) changes in the competitive industries and markets in which GNQ operates, (xiv) changes in laws and regulations affecting GNQ’s business, (xv) the ability to implement business plans and identify and realize additional opportunities, (xvi) risks related to GNQ’s projected financial information and limited operating history, (xvii) risks related to GNQ’s potential inability to achieve or maintain profitability and generate cash, (xviii) the enforceability of GNQ’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, and (xix) other risks and uncertainties indicated from time to time in the filings of IBAC, including the Form S-4 Registration Statement that IBAC will file. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and IBAC and GNQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither IBAC nor GNQ gives any assurance that either IBAC or GNQ will achieve its expectations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IB ACQUISITION CORP.

By:	/s/ Al Lopez
Name:	Al Lopez
Title:	Chief Executive Officer

Dated: March 18, 2026

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